Extraordinary General Meeting Michel Wurth, member of ArcelorMittal Board of Directors Luxembourg, 10 March 2016 FREE WRITING PROSPECTUS Filed pursuant to Rule 433 Registration Statement No. 333-202409

General disclaimer For readers in the European Economic Area This presentation does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of ArcelorMittal within the meaning of Luxembourg law and/or the laws of any other member state of the European Economic Area. This document does not constitute a prospectus within the meaning of EC Directive 2003/71/EC of the European Parliament and of the Council dated 4 November 2003, as amended (the “Prospectus Directive”), which expression includes any relevant implementing measure in the member state concerned, and should not be the basis for any agreement or decision to invest. The Company has not made any final decision whether to proceed with any offering of securities or to admit new securities to trading on a regulated market. Any such offering or new admission will be based exclusively on a prospectus prepared for that purpose. Further, ArcelorMittal has not authorized any offer to the public of securities in any member state of the European Economic Area that has implemented the Prospectus Directive, other than Luxembourg, the Netherlands, France and Spain, (each, a “Relevant Member State”). With respect to each Relevant Member State, no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. Should an offering or new admission of subscription rights and new shares be conducted, as is currently planned, in Luxembourg, the Netherlands, France and Spain, a securities prospectus will be produced, which is to be published following its approval by the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) and after it has been passported into the Netherlands, France and Spain subsequent to notification having been given to the competent regulatory authorities in those jurisdictions. Any decision to purchase, subscribe for or otherwise acquire any subscription rights or new shares of the Company must be made only on the basis of the information in a securities prospectus (if published in due course by the Company), which will then be available for download on the internet site of ArcelorMittal (www.arcelormittal.com). Copies of the prospectus will then also be readily available upon request and free of charge at 24-26, boulevard d’Avranches, L-1160 Luxembourg, Grand-Duchy of Luxembourg. In each Relevant Member State this communication is only addressed to, and directed at, qualified investors in that Relevant Member State within the meaning of the Prospectus Directive. This presentation contains advertising materials in connection with the Offer as referred to in the Market Abuse Directive 2003/6/EC and implementing laws and regulations. For readers in the United Kingdom This communication is only being distributed to, and is only directed at, (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The subscription rights and new shares are only available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such subscription rights or new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. For readers in the United States ArcelorMittal has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the supplement to that prospectus ArcelorMittal expects to file with the SEC and other documents ArcelorMittal has filed and will file with the SEC for more complete information about ArcelorMittal and this offering. You may get these documents, once filed, free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ArcelorMittal, any underwriter or any dealer participating in the offering will arrange to send you the prospectus after filing if you request it by writing or telephoning ArcelorMittal at ArcelorMittal USA LLC, 1 South Dearborn Street, 19th Floor, Chicago, IL 60603, Attention: Ms. Lisa M. Fortuna, Manager, Investor Relations, telephone number: (312) 899-3985.   NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION DIRECTLY OR INDIRECTLY IN OR INTO CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH TO DO SO WOULD BE PROHIBITED BY APPLICABLE LAW

Forward-looking statements This presentation may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg supervisory authority for the financial sector (Commission de Surveillance du Secteur Financier – CSSF) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview New equity capital ($3bn by way of rights issue) together with Gestamp sales proceeds ($1bn) represent major milestones along ArcelorMittal’s journey to reduce net debt ($10.1bn since end 2012) Strengthened balance sheet will cement ArcelorMittal’s position as the global steel industry leader Actions taken since 2012 to reduce costs and cash requirements ensure that all segments of the business FCF positive at current spot steel spreads New Action 2020 plan designed to deliver c.$3bn EBITDA improvement and >$2bn annual free cash flow at current steel spreads Executing strategy to deliver value to shareholders

Steel industry leader: Global presence, industry leading product portfolio and continuous investment World’s leading steel and mining company Developed markets are core Low cost assets…. well positioned on global cost curve Optimized asset base in Europe… … next comes the US footprint optimization Primary position in premium grades & global automotive… … supported by industry leading R&D capability with 12 major research centres globally Capacity to capitalize on demand recovery Roadmap to achieve annual FCF of $2bn by 2020 (at current steel spreads) ArcelorMittal is the world leading global steel company positioned to deliver value to shareholders

# Cost competitive assets capable of generating positive FCF through the cycle

ArcelorMittal

| | |
|---|---|
| **Net Debt** | • Reduced by $6.1bn since year end 2012[1]; reduction is $10.1bn post rights issue and Gestamp sale<br>• Interest expense reduced by $0.6bn since 2012 |
| **Portfolio Optimization** | • $2.5bn[2] of proceeds from non-core asset disposals and strategic partnerships<br>• Closure / idling of non-performing assets (e.g. South Africa, Spain, US)<br>• Highgrading assets in core markets including acquisition of Calvert |
| **Cost Cutting** | • Successfully implemented capacity rationalization program in Europe, delivering savings of >$1bn per annum<br>• $3bn management gains program completed |
| **Capex** | • Cut by $2.0bn since 2012 |
| **Dividends** | • Suspended in 2015 |

**Significant actions to de-lever and optimize the portfolio since 2012**

[1] Reported net debt at year end 2015 of $15.7 billion.

[2] Since end 2012; total asset sales proceeds since 4Q'11 total $5.2 billion; this excludes $1 billion proceeds from the sale of Gestamp announced February 5, 2016.

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# Positive industry signals

ArcelorMittal

- **Supply side reforms in China**
  - Capacity is finally exiting in 2015
  - New “Industry Structure Reform Fund” to provide social support while capacity is restructured
  - Supply side reform will continue given unsustainability
- **Steel price recovery**
  - Stabilization of price environment brings an end to destocking cycle
  - Steel spreads currently recovering in all key markets
- **Encouraging demand outlook**
  - Positive real demand growth in core developed markets continues
  - US ASC in 2016 will likely be boosted by end of destocking cycle
  - European demand remains positive

**China steel spreads ($/t)[1]**



132
146
125
+30%
87
93
113
2013
2014
1Q15
2Q15
3Q'15
4Q15
Current*

**US steel demand: Apparent (ASC)[2] vs. Real (RSC)**



ASC
RSC
108
104
100
96
2013
2014
2015
2016F

**Policy actions in China combined with improving market conditions support medium term outlook**

Source: Mysteel, CU Steel, Broker Research, Factiva

1. $/t differential between China HRC domestic price ex VAT and international Raw Material Basket; *Current data end Feb 16
2. ASC refers to apparent steel consumption; RSC refers to real steel consumption - the difference between ASC and RSC represents the change in inventory

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EBITDA: FY’15 EBITDA of $5.2bn vs. $7.2bn in FY’14 Steel performance: primarily impacted by low steel selling prices Mining costs performance exceeding targets: FY’15 unit cash costs reduced by 20% YoY; exceeding the 15% target for 2015 Net loss¹ driven by impairments, exceptional charges and non-cash forex Liquidity improved: $10.1bn as of December 31, 2015 Deleveraging targets on track: Year end net debt of $15.7bn à lowest level post merger 2015 performance highlights (USDm) unless otherwise shown 4Q'15 3Q'15 4Q'14 FY’15 FY’14 Iron ore shipments market price (Mt) 9.9 10.3 9.9 40.3 39.8 Steel shipments (Mt) 19.7 21.1 21.2 84.6 85.1 Sales 13,981 15,589 18,723 63,578 79,282 EBITDA 1,103 1,351 1,815 5,231 7,237 Net (loss) / income (6,686) (711) (955) (7,946) (1,086) Adjusted net (loss) / income (375) (75) 142 (333) 372 1 FY 2015 net loss of $7.9 billion includes $4.8 billion of impairments and $1.4 billion of exceptional charges primarily related to the write-down of inventory following the rapid decline of international steel prices. EBITDA impacted in by low steel selling prices but deleveraging progress maintained

Further reduction in cash requirements expected in 2016 $1bn reduction in cash requirements expected in 2016 vs. 2015: Capex: $0.3bn saving1 Cash taxes: $0.1bn saving Dividend suspended: $0.4bn saving Cash interest: $0.2bn saving2 1 At spot FX rates 2 From net debt reduction and lower cash interest costs following maturity of Mandatory Convertible Notes on January 15, 2016 -2.3 -0.8 Capex (US$bn) Net interest expense (US$bn) These statements are forward-looking, are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. For discussion of some of the important factors that could cause these variations, please consult the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F on file with SEC. Nothing in this presentation should be regarded as a representation by any person that these objectives will be achieved and the Company undertakes no duty to update its objectives. All segments FCF positive at current spot steel and raw material prices

# Gestamp sale unlocks c.$1bn of value

ArcelorMittal

- Sale of 35% stake in Gestamp for €875 million to the majority shareholder, the Riberas family
- Gestamp is a privately held entity involved in stamping, assembly and welded blanks for automotive original equipment manufacturers (OEMs)
- The sale of our stake in Gestamp unlocks substantial value for ArcelorMittal's shareholders and is consistent with our stated strategy of portfolio optimization
- Our strategic and preferred supplier relationship with Gonvarri and Gestamp is unaffected and we will continue to work together to supply automotive OEMs with world-class automotive steel products
- ArcelorMittal will continue to have a board presence in Gestamp, collaborate in automotive R&D and remain its major steel supplier
- This sale has no impact on Group EBITDA; share of JV and associates income will decline by ~$50m per annum and we will no longer receive a dividend (~$15m in 2015)

GESTAMP AUTOMOCIÓN

Gonvarri Steel Industries



**Gestamp sale proceeds of c.$1bn with zero EBITDA impact and minimal cashflow impact**

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Actions to right-size the balance sheet Near-term actions to reduce net debt¹ to <$12bn Net debt / EBITDA 2015A Cash on balance sheet as of 2015YE Unutilized credit lines Capital raise Liquidity remains strong Gestamp proceeds 1 Net long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale) 2 Includes $2.3bn debt maturing in 2016, $2.7bn maturing in 2017 and $2.6bn of debt maturing in 2018. 2 Pro-forma leverage substantially reduced; strong liquidity position

“Action 2020” plan to achieve significant improvement1 (EBITDA/T) These statements are forward-looking, are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. For discussion of some of the important factors that could cause these variations, please consult the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F on file with SEC. Nothing in this presentation should be regarded as a representation by any person that these objectives will be achieved and the Company undertakes no duty to update its objectives. 1 At current prevailing steel spreads; 2 Indicative amounts constituting management objectives. Subject to forward looking statements note below. Note: HAV refers to higher value added 90Mt shipments 4 4 >85/t1 Action 2020 plan is incremental to continuing management gains efforts which seek to offset inflation and industry improvement efforts “Unique structural plans” to support $3bn improvement1 Brazil Value plan including HAV mix, and domestic volumes recovery Improved competitiveness of CIS operations AMSA competiveness plan including new iron ore supply agreement Includes US footprint optimisation ($250mn)2, Calvert ramp-up ($250mn)2 and HAV mix Includes $1bn2 transformation plan which involves “clustering” sites to further optimise, HAV mix and volume gains Action 2020 plan designed to improve annual FCF generation to >$2bn… with further upside potential through spread recovery

Summary Capital raise and Gestamp stake sale represent major milestones in ArcelorMittal’s journey to reduce net debt ($10.1bn since end 2012) Pro forma net debt at 31/12/15 reduced to <$12bn / 2.2x 2015 EBITDA. Company will restart dividend distribution once ND/EBITDA is <2x Strengthened balance sheet will cement ArcelorMittal’s position as the global steel industry leader All segments of the business FCF positive at current spot steel spreads New Action 2020 plan designed to deliver c.$85/t EBITDA and >$2bn free cash flow at current steel spreads Executing strategy to deliver value to shareholders

# Indicative terms of the proposed rights offering

ArcelorMittal

| | |
|---|---|
| **Structure of the offering** | • Capital increase with preferential subscription rights (structured as a non-statutory rights offering) to ArcelorMittal shareholders<br>• Oversubscription privilege to ArcelorMittal shareholders<br>• Rump placement for remaining unsubscribed new shares |
| **Offer size** | • c.$3.0bn (will correspond to the value in Euros of such amount at time of launch) |
| **Terms** | • Issue price (in Euro) and subscription ratio to be determined upon launch |
| **Distribution** | • Public offering in Luxembourg, the Netherlands, France, Spain and in the US<br>• SEC registered offering in the US<br>• International offering to qualified investors elsewhere |
| **Use of proceeds** | • To reduce indebtedness and strengthen the balance sheet. Equity issuance and asset sale. (Gestamp) proceeds would reduce net debt to below $12bn at 31/12/15 representing 2.2x 2015 pro forma EBITDA |
| **Subscription undertaking and underwriting** | • Investment vehicles held by the Mittal Family will take up their pro-rata entitlement (c.$1.1bn)<br>• ArcelorMittal has entered into a standby underwriting commitment with Goldman Sachs International, BofA Merrill Lynch and Credit Agricole Corporate and Investment Bank, acting as Joint Global Coordinators, for the remaining c.$1.9bn, subject to customary conditions |
| **Lock-up** | • 180 days for ArcelorMittal and the Mittal Family from closing |
| **Legal authorizations and timing** | • Board of Directors held on February 3, 2016<br>• This EGM called to obtain the necessary authorisations.<br>• The rights offering will be launched on the back of the EGM, subject to market conditions |
| **Trading** | • Preferential subscription rights and new shares expected to be admitted to trading on the Luxembourg Stock Exchange, Euronext Paris, Euronext Amsterdam, the Spanish Stock Exchanges and the NYSE |

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